Exhibit 21.1

List of Subsidiaries

Names	Jurisdiction	Ownership

BEFUT Corporation (“Befut Nevada”)	State of Nevada	100% owned by Frezer, Inc.

Hongkong BEFUT Co., Limited (“Befut Hongkong”)	Hong Kong	100% owned by Befut Nevada

Befut Electric (Dalian) Co., Ltd. (“WFOE”)	P.R. China	100% owned by Befut Hongkong

Dalian Befut Wire and Cable Manufacturing Co., Ltd. (“Dalian Befut”)	P.R. China	Controlled by WFOE through a series of agreements pursuant to which Dalian Befut shall be exclusively manufacturing products to WOFE.

Dalian Marine Cable Co., Ltd. (“Befut Marine”)	P.R.China	86.6% owned by Dalian Befut

Befut Zhong Xing Switch Co., Ltd. (“Befut Zhong Xing”)	P. R.China	70% owned by Dalian Befut